Exhibit 99.2
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T+44 (0) 20 7781 2000
T+44 (0) 20 7781 1800
Press release
Rio Tinto to invest additional US$300 million to advance the
Kitimat Modernisation Project
22 October 2008
Rio Tinto is to invest an additional US$300 million in the modernisation of the Kitimat aluminium smelter in British Columbia, Canada, bringing the current project funding total to over US$500 million.
“The Kitimat Modernisation Project leverages two of our greatest competitive advantages – clean, self-generated hydropower and internationally renowned AP smelting technology. This investment continues construction and maintains critical paths for the project, while we seek opportunities to reduce capital costs in the currently challenging economic climate” said Dick Evans, Chief executive, Rio Tinto Alcan.
This stage of funding will secure the launch of an anode baking furnace, substation, casthouse, and construction workers’ camp, as well as ancillary services.
“The Kitimat Modernisation Project remains a priority for Rio Tinto Alcan and this investment allows us to continue building on what the project team has already accomplished,” said Jacynthe Côté, President and chief executive officer, Primary Metal, Rio Tinto Alcan. “We will progress with construction and driving further value from the project.”
The modernisation of the Kitimat aluminium smelter will increase its current production from 245,000 tonnes per year to approximately 400,000 tonnes per year, representing growth of more than 60 per cent. Rio Tinto Alcan’s proprietary AP technology is the most cost effective, energy efficient, and environmentally friendly smelting technology available, allowing the modernised plant to reduce greenhouse gas emissions by up to 40 per cent per year.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../

Continues	Page 2 of 3
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
Cont.../

Continues	Page 3 of 3
For further information, please contact:

Rio Tinto Alcan Media Relations, Canada	Rio Tinto Alcan, Primary Metal B.C.
Stefano Bertolli	Colleen Nyce
Tel.: +1 514 848 8151	Tel.: +1 250 639 8760
stefano.bertolli@riotinto.com	colleen.nyce@riotinto.com

Media Relations, Australia	Media Relations, London
Amanda Buckley	Christina Mills
Office: +61 (0) 3 9283 3627	Office: +44 (0) 20 7781 1154
Mobile: +61 (0) 419 801 349	Mobile: +44 (0) 7825 275 605
Ian Head	Nick Cobban
Office: +61 (0) 3 9283 3620	Office: +44 (0) 20 7781 1138
Mobile: +61 (0) 408 360 101	Mobile: +44 (0) 7920 041 003

Media Relations, US & South America	Investor Relations, North America
Nancy Ives	Jason Combes
Mobile: +1 619 540 3751	Office: +1 801 204 2919
Mobile: +1 801 558 2645

Investor Relations, Australia	Investor Relations, London
Dave Skinner	Nigel Jones
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7781 2049
Mobile: +61 (0) 408 335 309	Mobile: +44 (0) 7917 227365

Simon Ellinor	David Ovington
Office: +61 (0) 7 3867 1607	Office: +44 (0) 20 7781 2051
Mobile: +61 (0) 439 102 811	Mobile: +44 (0) 7920 010 978
Email: questions@riotinto.com
Websites: www.riotinto.com www.riotinto.com/riotintoalcan
www.kitimatworksmodernization.com
High resolution photographs available at: www.newscast.co.uk